UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                        AQUIS COMMUNICATIONS GROUP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    038399101
              ----------------------------------------------------
                                 (CUSIP Number)

                               Monte Engler, Esq.
                   Phillips Nizer Benjamin Krim & Ballon LLP
                                666 Fifth Avenue
                         New York, New York 10103-0084
                                 (212) 977-9700
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 31, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 038399101               SCHEDULE 13D                  Page 2 of  Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robert Green
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds

      SC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      United States of America
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                  7     Sole Voting Power
  Number of
   Shares               1,289,351
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,289,351
                        --------------------------------------------------------
                  10    Shared Dispositive Power


                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,289,351
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      8.5%
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14    Type of Reporting Person

      IN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PART II TO SCHEDULE 13D

Item 1. Security and Issuer

            Common Stock, par value $0.01 per share ("Common Stock"), of Aquis Communications Group, Inc. (the "Issuer"), a Delaware corporation formerly known as Paging Partners Corporation with executive offices at 1719A Route 10, Suite 300, Parsippany, NJ 07054.

Item 2. Identity and Background

            (a)-(c) The name, business address and principal occupation of the Reporting Person are as follows:

                       Robert Green
                       Green's Communications, Inc.
                       210 West Market Street
                       Pottsville, PA  17901

                  Mr. Green is a telecommunications engineer and President of Green's Communications, Inc.

            (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            On March 31, 1999, the Reporting Person acquired 1,289,351 newly-issued shares of Common Stock of the Issuer by tendering shares of common stock of Aquis Communications, Inc., a privately-held Delaware corporation formerly known as BAP Acquisition Corp. ("Aquis"), in connection with the merger (the "Merger") of Paging Partners Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer, with and into Aquis, pursuant to which Aquis became a wholly-owned subsidiary of the Issuer.


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Item 4. Purpose of Transaction

            (a)-(j): The purpose of the Merger was to consolidate and combine the respective businesses of the Issuer and Aquis in order to provide their customers with a more complete product line, expand each company's geographic area and realize efficiencies and economies of scale resulting from the integration of the two companies' operations. The Issuer is a provider of transmission services to resellers of paging services and products in the Northeast. Aquis is a provider of paging services, products and equipment to retail customers, as well as resellers, in the mid-Atlantic region. As a result of the Merger, the former stockholders of Aquis (of which the Reporting Person is one) collectively acquired approximately 58.5% of the outstanding voting securities of the Issuer and the Issuer amended its Certificate of Incorporation to change its name from "Paging Partners Corporation" to "Aquis Communications Group, Inc." Also in connection with the Merger, all of the members of the Issuer's Board of Directors resigned and the stockholders of the Issuer elected a new Board of Directors at a Special Meeting of Stockholders (the "Special Meeting") held on March 29, 1999 for the purpose, among other things, of approving the Merger. As a result of such election, the size of the Issuer's Board was increased from five members to seven members. The Issuer's Board remains divided into three classes as before the Merger. The following persons were elected as Directors for the following terms:

                           Name                          Term
                           ----                          ----
                       Patrick M. Egan                Three years
                       Leonard D. Fink                Three years
                       Robert Davidoff                Three years
                       Michael Salerno                  Two years
                       Monte Engler                     Two years
                       John X. Adiletta                  One year
                       John B. Frieling                  One year

            In addition, as of the effective time of the Merger, all of the executive officers of the Issuer resigned and Messrs. John X. Adiletta and
      D. Brian Plunkett were appointed as President and Chief Executive Officer and as Chief Financial Officer, Vice President, Treasurer and Assistant Secretary, respectively.

            The Issuer's Common Stock is currently listed for quotation on the Nasdaq SmallCap Market. The Issuer has been advised by the National Association of Securities Dealers, Inc. (the "NASD") that the Merger will be treated as a reverse merger, which would result in delisting of the Issuer's Common Stock from the Nasdaq SmallCap Market. The Issuer is appealing the NASD's decision. In the meantime, it has also filed a new Nasdaq SmallCap Market Listing Application for initial inclusion with respect to its Common Stock which would become effective in the event that the appeal is denied. At the Special Meeting, the Issuer's stockholders approved a proposal authorizing the Issuer's Board of Directors, in its discretion, to effect a reverse split with respect to the Common Stock in the event that the trading price of the Common Stock should be less than that required by Nasdaq for continued listing or, in the event that the Issuer's appeal is denied, for initial inclusion on the Nasdaq SmallCap Market.

            Should the Issuer's Board of Directors determine to effect such a reverse split, then up to every eight shares of the Issuer's Common Stock issued and outstanding will be reclassified and changed into one share of Common Stock in the reverse split. The exact exchange ratio


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

      for the reverse split will be determined by the Issuer's Board of Directors as that number within the aforementioned parameter such that the price of the Common Stock will equal or exceed Nasdaq's required minimum bid price. The share numbers reported herein do not take account of the reverse stock split and therefore may have to be divided by the applicable ratio number, which will be determined pursuant to further discussions with Nasdaq.

            Other than as described above, the Reporting Person has no present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
      Schedule 13D. The Reporting Person may, at any time or from time to time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

            (a) As of April 6, 1999, the Reporting Person beneficially owns 1,289,351 shares of Common Stock, representing approximately 8.5% of the outstanding shares of Common Stock.

            (b) The Reporting Person has sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

            (c) There were no purchases of shares of Common Stock effected by or on behalf of the Reporting Person during the 60 days prior to March 31, 1999, the date of the event necessitating the filing of this Statement.

            (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends with respect to or proceeds from sales of the shares of Common Stock owned by the Reporting Person.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The shares of Common Stock issued to the Reporting Person are not registered under the Securities Act of 1933, as amended (the "Act"); however, such shares are subject to a Registration Rights Agreement (the "Registration Agreement"), dated as of March 31, 1999, among the Issuer, Aquis, the former stockholders of Aquis (as named on the signature pages thereof) and certain stockholders of the Issuer (as named on the signature pages thereof) . Subject to the terms and conditions contained therein, the Registration Agreement entitles the holders of a majority of the securities of the Issuer subject thereto to demand, at any time on or after October 1, 2000, registration of their securities under the Act by the Issuer in a firm committment, underwritten public offering of such securities with an anticipated aggregate net offering price of at least $5,000,000. The Issuer is obligated under the Registration Agreement to effect up to three such registrations. In addition, the Issuer is obligated to effect up to three registrations on Form S-3 (if available) upon the demand, at any time on or after October 1, 2000, of the holders of securities subject to the Registration Agreement with an anticipated aggregate offering price of at least $1,000,000. Subject to the terms and conditions of the Registration Agreement, the Reporting Person also has "piggy-back" rights to have his shares


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

      included for registration under the Act in any registration statement (other than a registration statement filed with respect to an employee benefit plan or securities sold under Rule 145 under the Act) filed by the Issuer after October 15, 1999.

            Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

      99.1 Agreement and Plan of Merger, dated as of November 6, 1998, among BAP Acquisition Corp. (now known as Aquis Communications, Inc.), Paging Partners Corporation and Paging Partners Merger Corporation. Incorporated by reference to the Issuer's Proxy Statement, dated March 11, 1999, filed with the Commission.

      99.2 Registration Rights Agreement, dated as of March 31, 1999, among Paging Partners Corporation (now known as Aquis Communications Group, Inc.), the stockholders of BAP Acquisition Corp. (as named on the signature pages thereof) and certain stockholders of Paging Partners Corporation (as named on the signature pages thereof).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 1999                          /s/ Robert Green
-----------------------                ----------------------------
Date                                   Signature
                                       Name: Robert Green


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